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                                                March 28, 2005




Inessa Berenbaum, Staff Accountant
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N. W. Judiciary Plaza
Washington, D.C. 20549-0405

         Re:      NewMarket Technology, Inc.
                  Form 8-K filed February 28, 2005
                  File No. 0-27917


Dear Ms. Berenbaum:


     This firm is special securities counsel to NewMarket Technology, Inc. (the "Company") in the above-referenced matter. Below, please find our responses to your October 22, 2004 comment letter.


1. Please revise the Form to state whether the former accountant resigned, declined to stand for re-election or was dismissed, and the specific date, as required by Item 304(a)(1)(i) of Regulation S-K. It is not sufficient to state that the company "was notified that Durland & Company, CPAs, PA would not be able to act as the Company's independent auditors," as that wording is unclear to a reader.

Response

     We have revised to state that Durland & Company resigned as the Company's auditors.


2. In addition, please revise to comply with Item 304(a)(1)(ii) of Regulation S-K which requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

Response

     We have revised the 8K to state that the accountant's report did not contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles except for a going concern qualification contained in the formed auditors report on the Company's financial statements for the year ended December 31, 2002.


3. Finally, in the third paragraph of Item 4.01(a) you state "during the Registrant's two most recent fiscal years and during any subsequent interim period prior to filing as the Company's independent auditors." Please clarify this sentence by the stating the date of resignation.

Response

     We have clearly stated the resignation date throughout the 8K.


                                       ***

     Should you have any questions, please do not hesitate to contact the undersigned at 212-930-9700.


                                                Sincerely,

                                               /s/Stephen M. Fleming

                                               Stephen M. Fleming